January 11, 2018

VIA EDGAR AND EMAIL

Nicholas P. Panos, Esquire

Senior Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:  Calmare Therapeutics, Inc.

PRE 14A preliminary proxy statement filing made on Schedule 14A

Filed on January 2, 2018

File No. 001-08696

Dear Mr. Panos,

We are writing on behalf of our client, Calmare Therapeutics, Inc. (the “Company) to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 8, 2018 (the “Comment Letter”), relating to the above-referenced filing of the Company.

As utilized in this letter the reference to “Participants” means each of Peter Brennan, Rustin Howard, Conrad Mir, Carl O’Connell, Thomas Richtarich, and Stanley Yarbro, collectively.

We have repeated the comments from the Staff in bold type and have followed each comment with the Company’s response.

Enclosed with the email copy of this letter are a clean and a redline copy of Amendment No. 1. The redline copy is marked to show changes from the initial filing of the Schedule 14A.

Schedule 14A

1.	Advise us why the EDGAR header tag used to identify the above-captioned submission was PRE 14A as distinguished from PREC14A. In addition, please confirm that successive filings, including any definitive proxy statement, will be designated correctly based on the publicly-available EDGAR header tags memorialized in the EDGAR Filer Manual or consultation with an EDGAR Filer Support specialist available at 202-551-8900.

Response:

The EDGAR header tags are customarily determined by the filing/edgarizing third-party entity, which is not affiliated with the Company or its counsel. We will pass on the requirement and request that they confirm adherence to the EDGAR Filer Manual or as advised by EDGAR Filer Support.

Nicholas P. Panos, Esquire

Securities and Exchange Commission

January 11, 2018

2.	In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Response:

We have been informed by the Company that none of the Participants has been the subject of criminal convictions within the last ten years.

3.	At present, the registrant has disclosed in Appendix A that the participants have “received” shares and options. The disclosure requirement includes purchases and sales in trading markets. Advise us how the participants complied with the Item 5(b)(1)(vi) requirement to disclose transactions in the subject class of securities within the past two years.

Response:

Per the Staff’s inquiry of whether there have been purchase and sales of securities of the Company in trading markets within the past two years, the Company has informed us that there have not been any. A statement to this effect has been added in Appendix A at the end of the section titled “Transactions in the Company’s Securities by Participants—Last Two Years”.

4.	Please revise the cover page to make clear that the persons constituting the Calmare Committee are not legally required or otherwise obligated to pay a control premium.

Response:

The requested revision concerning no legal requirement or other obligation to pay a control premium has been made on the first page of the Consent Revocation Statement.

5.	The registrant has stated its belief, in the second full paragraph, that “the Complaining Minority Stockholders have not properly established a record date.” Please reconcile this statement with Delaware General Corporation Law Section 213(b) that provides the “record date” for a consent solicitation is the “first date on which a signed written consent is delivered to the corporation”.

Nicholas P. Panos, Esquire

Securities and Exchange Commission

January 11, 2018

Response:

The requested reconciliation to the Delaware General Corporation Law has been made to the second full paragraph of the Statement.

6.	Refer to the following statement on page four: “Upon review of the time taken to file the Company’s 2016 Form 10-K, management determined it was in the Company’s best interest to take the opportunity to change accounting firms and help keep the Company on track to file timely disclosures with the SEC.” Based on disclosures within a Form 8-K/A dated and filed December 21, 2017, the registrant’s accounting firm resigned and sent a letter to the accounting firm detailing potential material weaknesses in the Company’s internal controls over financial reporting. Please reconcile the apparent inconsistencies in these statements.

Response:

Language has been modified, and added to clarify and reconcile, that the Company did not re-engage the former accountants when their contract expired, and that the new accountants (BDO) – after having accepted the new engagement to succeed the former accountants – subsequently resigned pursuant to their resignation letter that was filed with the 8-K.

7.	The registrant represents that “[i]t does not make sense for these nominees to now revoke their previous approval to these amendments to the Bylaws.” Please revise to indicate that a successful revocation of this proposal could prevent the repeal of bylaws or amendments that are not aligned with security holder interests. Alternatively, please revise to confirm, if true, that no bylaws or amendments have been adopted since October 10, 2010 where such disclosure would inform a decision whether to revoke or grant a consent.

Response:

This language has been revised in a manner consistent with the comment.

8.	We note the bylaws on file for the registrant are those bylaws dated October 20, 2010, and absent an amendment filed under Form 8-K dated December 19, 2017, there are no changes filed. Please reconcile the apparent public filing history of the registrant’s bylaws with the representation on page six that the registrant “has been operating under the current Bylaws for some time and should not have to revert to Bylaws that are over seven years old…”

Nicholas P. Panos, Esquire

Securities and Exchange Commission

January 11, 2018

Response:

The comment has been complied with by revising and correcting the language to provide the requested reconciliation.

Cost and Method [of Soliciting Consent Revocations], page 13

9.	Please advise us, with a view toward revised disclosure, whether attorney fees, printing and any advertising have been included within the costs of the solicitation to date, and whether such costs will be included within the estimated costs associated with the solicitation. Refer to Item 4(b)(4) of Schedule 14A and corresponding Instruction 1 which require disclosure of costs “in furtherance of, or in connection with” the solicitation as well as “other costs incidental to the solicitation.”

Response:

The costs of the solicitation to date include attorneys’ fees, and printing and advertising costs, and these costs are included in the total estimated costs associated with the solicitation.

Form of Consent Revocation Card

10.	Advise us, with a view towards revised disclosure, how the participants complied with their disclosure obligation, if any in the consent solicitation instance, under Rule 14a-4(e).

Response:

A new prominent disclosure has been added to the Consent Revocation Card just above the signature area to provide disclosures that may be required by Rule 14a-4(e).

11.	We noticed language suggesting that shareholders not indicating their vote but dating and executing the consent revocation card “will be deemed to revoked consent…” Please amend these closing representations to explicitly reference the discretionary authority standard in 14a-4(b). Please make conforming changes to the proxy statement to be used to conduct the consent revocation solicitation.

Response:

In compliance with the comment, the discretionary authority language in 14a-4(b) has been added to the Consent Revocation Card and in a number of other places in the Consent Revocation Statement.

Nicholas P. Panos, Esquire

Securities and Exchange Commission

January 11, 2018

General Compliance with Rule 14a-9 for Statements and Assertions Made

12.	In accordance with Note b. of Rule 14a-9, please provide us with the factual foundation for the following statements and assertions made throughout the proxy statement:

●	“Mr. Yarbro has yet to tell you about what we believe is his own role in undermining the Company’s prospects for success…”

Response:

This language has been removed.

●	“Mr. Mir originally estimated that the contract and the related payments would begin in spring 2015, but due to the rigorous review process and the change in administrations, the five-year contract and related payments have not yet begun. The Company expects that the GSA contract and related payments will begin in 2018. The GSA continues to buy electrodes from the Company, which is a consequence of the five-year contract.”

Response:

This language has been removed except for the statement that “Mr. Mir originally estimated that the contract and the related payments would begin in spring 2015.”

●	“It was a five-year plan because it was anticipated to take approximately 5 years, to achieve FDA approval for the Company’s medical devices, and the Company now expects to receive this approval for certain of its devices 2018.”

Response:

This language has been removed.

●	“The Complaining Minority Statement incorrectly concluded that the Company has failed to pay its employees for four months. This is inaccurate. To date, the Company has paid all of its non-officer and non-management employees.”

Response:

The fact that the Company is current in all compensation payments to its non-officer, non-management employees has been confirmed by the Company as found in the Company’s payroll records.

Nicholas P. Panos, Esquire

Securities and Exchange Commission

January 11, 2018

●	“A majority of the Board wanted to remove Mr. Yarbro from the Board because they believed that, as a director, he shared material non-public information with certain stockholders of the Company who were not directors or officers.”

Response:

Most of this language has been removed, and the remainder has been modified to read in its entirety as follows: “A majority of the Board voted to remove Mr. Yarbro from the Board.”

●	“Mr. Mir offered to have a call with the Complaining Minority Stockholders to discuss their concerns, but the[y] [ ] never agreed, and were not willing, to have a call.”

Response:

This language has been partially removed and partially removed to read in its entirety as follows:  “Mr. Mir offered to have a call with the Complaining Minority Stockholders to discuss their concerns.”

●	“Over the last ten years, [Mr. Mir] was responsible for raising more than $40 million in growth capital and broadening corporate reach to new investors and current shareholders.”

Response:

This language has been removed in two places.

●	“…the Complaining Minority Stockholders’ nominees would not act in the best interests of the Company because they are looking for short-term gains that will harm the Company’s long-term growth.

Response:

This language has been removed.

●	“…certain Complaining Minority Stockholders have disclosed material non-public information to certain stockholders...”

Nicholas P. Panos, Esquire

Securities and Exchange Commission

January 11, 2018

Response:

This language has been removed.

●	“The Complaining Minority Stockholders would abandon the Company’s five-year turnaround plan that is expected to achieve desired results by the end of this calendar year (2018).”

Response:

This language has been removed.

●	“Finally, we believe that the Complaining Minority Stockholders have put the Company’s contract with the GSA at risk because it appears to us that at least one of them has shared highly confidential information with persons outside of Calmare. This improper and unauthorized disclosure of information related to the GSA contract, other than its existence, may lead the GSA to terminate the contract, which would materially harm the Company. The Complaining Minority Stockholders’ apparent lack of experience with these contracts has shown not only in that instance, but also because the Complaining Minority Stockholders have disclosed the terms to the public in the Complaining Minority Statement. This lack of experience could lead to substantial harm to the Company.”

Response:

This language has been removed.

The Company acknowledges that:

●	It is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact the undersigned at (720) 484-3712.

Nicholas P. Panos, Esquire

Securities and Exchange Commission

January 11, 2018

Very truly yours,

Alan Talesnick

Attachment

cc:           Conrad Mir

Peter Brennan

Thomas Richtarich

Rustin Howard

Carl O’Connor

Peter Harkins

W. Scott Wallace, Esq.

Jennifer Thoman Wisinski, Esq.